UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ X ]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2015

Or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from _________ to ________
Commission file number 001-36325

A. Full title of the plan and the address of the plan, if different from that of the issuer named below
NOW Inc. 401(k) and Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
NOW Inc. 7402 North Eldridge Parkway Houston, Texas 77041

REQUIRED INFORMATION

The NOW Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
Item 4.                            In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:
(a)	Report of Independent Registered Public Accounting Firm
(b)	Statement of Net Assets Available for Benefits – December 31, 2015 and 2014
(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2015; and
(d)	Notes to Financial Statements
The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-196529) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

NOW Inc. 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Schedules
December 31, 2015 and 2014, and Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Benefits Plan Administrative Committee
NOW Inc. 401(k) and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the NOW Inc. 401(k) and Retirement Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of NOW Inc. 401(k) and Retirement Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of NOW Inc. 401(k) and Retirement Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 27, 2016

NOW Inc. 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Cash	$ 8,847	$ 24,483
Receivables:
Pending trades	14,093	–
Investment income	115	210
Notes receivable from participants	6,256,645	6,730,057
Total receivables	6,270,853	6,730,267
Investments, at fair value:	189,756,594	205,927,336
Total assets	196,036,294	212,682,086

Liabilities
Pending trades	–	91,877
Total liabilities	–	91,877
Net assets available for benefits	$196,036,294	$212,590,209
See accompanying notes.

NOW Inc. 401(k) and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

Additions:
Employer contributions	$10,899,664
Participant contributions	10,720,417
Participant rollovers	842,358
Investment income	3,722,629
Interest income on notes receivable from participants	254,110
Total additions	26,439,178

Deductions:
Benefits paid to participants	27,810,634
Net depreciation in fair value of investments	14,783,321
Administrative expenses	399,138
Total deductions	42,993,093

Net decrease	(16,553,915)

Net assets available for benefits at:
Beginning of period	212,590,209
End of period	$196,036,294
See accompanying notes.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2015
1. Description of Plan
The following description of the NOW Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from DNOW L.P., a wholly owned subsidiary of NOW Inc. (collectively referred to as “the Company”).
General
Effective May 30, 2014, the Plan was established as a result of a spin-off from the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan ("NOV Plan"). The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service, and is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations.  The Plan provides for the automatic enrollment and payroll deduction of 4% of a new eligible employee’s compensation as soon as practical following 60 days after employment.  These funds are directed to the employee’s target retirement date (upon which the employee reaches the age of 65).

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. For the period ended December 31, 2015, the Company contributed $5,278,938 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions.

Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

Vesting
Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.
Benefit Payments
The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.
Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Wells Fargo, N.A. serves as the Plan’s trustee and holds all investments of the Plan. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the period.
Risks and Uncertainties
The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value (NAV) practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the NAV practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early.
In July 2015, the FASB  issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II of the ASU early.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements
The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in markets that are not active;
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).  Currently, there are no level 3 assets present within the plan.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan:
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the quoted NAV of shares held by the Plan at year-end.
Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end as reported by the fund manager.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:
	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Common stock	$ 12,256,861	$ –	$ –	$ 12,256,861
Mutual funds	143,970,646	–	–	143,970,646
Self-directed brokerage accounts	1,549,357	–	–	1,549,357
Total assets at fair value	$ 157,776,864	$ –	$ –	$ 157,776,864

Common collective trust funds, measured at NAV				31,979,730

Total investments				$ 189,756,594

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Common stock	$ 23,794,802	$ –	$ –	$ 23,794,802
Mutual funds	153,353,448	–	–	153,353,448
Self-directed brokerage accounts	1,769,576	–	–	1,769,576
Total assets at fair value	$ 178,917,826	$ –	$ –	$ 178,917,826

Common collective trust funds, measured at NAV				27,009,510

Total investments				$ 205,927,336

4. Common Collective Trusts
The Wells Fargo Stable Return Fund N, is a common collective trust fund established, operated and maintained by Wells Fargo Bank, N.A. with the objective of providing a moderate level of stable income without principal volatility. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

The Wells Fargo Short Term Investment Fund S is a common collective trust fund which invests primarily in short term fixed income securities.  There are currently no redemption restrictions on this investment.
5. Related-Party Transactions
Certain investments of the Plan are managed by Wells Fargo, N.A., the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

NOW Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)

6. Income Tax Status
The Plan has received a determination letter from the IRS dated August 21, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and; therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status.  The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Reconciliation of Financial Statements to Form 5500
As discussed in Note 2, the Plan adopted ASU 2015-12 in the current year.  As a result, the Plan no longer identifies the Wells Fargo Stable Return Fund as a fully benefit-responsive investment contract.  The financial statements and the Form 5500 both present the Wells Fargo Stable Return Fund at fair value measured using the NAV practical expedient as of December 31, 2015.  The Form 5500 measured fair value in a different manner as of December 31, 2014.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:
	December 31
	2015	2014
Net assets available for benefits per the financial statements	$ 196,036,294	$ 212,590,209
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	362,837
Net assets available for benefits per the Form 5500	$ 196,036,294	$ 212,953,046

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the net loss per the Form 5500:
Year Ended December 31, 2015
Net decrease per the financial statements	$ (16,553,915)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	(362,837)
Transfer of assets to this Plan as reported on the Form 5500	(80,366)

Net loss per the Form 5500	$ (16,997,118)

Supplemental Schedules

NOW Inc. 401(k) and Retirement Savings Plan
Plan No. 001 EIN 74-0989800
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$ 3,220	$ –	$ 3,220(1)	$ –	$ –
$ 770,926	$ –	$ 770,926(2)	$ –	$ –

(1)Represents delinquent participant contributions from June through December 2014 pay periods. The Company remitted lost earnings to the Plan in 2015, and has filed the required Form 5330.

(2)Represents delinquent participant contributions from February through November 2015 pay periods. The Company intends to remit lost earnings to the Plan in 2016, and intends to file the required Form 5330.

NOW Inc. 401(k) and Retirement Savings Plan
Plan No. 001 EIN 74-0989800
Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)
December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

*NOW Inc.	223,978 shares of common stock	$ 3,543,332
National Oilwell Varco, Inc.	260,183 shares of common stock	8,713,529
Allianz Global Investors	Allianz NFJ Small Cap Value I	5,190,907
American Funds	American Funds Growth R6	22,069,692
Cullen/Frost Bankers, Inc.	Frost Total Return	23,911,907
Van Kampen Funds	Invesco Growth and Income R5	17,498,136
Oakmark Funds	Oakmark International I	12,952,308
Vanguard	Vanguard FTSE All World ex-US Index I	10,670,621
Vanguard	Vanguard Inflation-Protected Secs I	5,372,398
Vanguard	Vanguard Mid Cap Index I	19,020,690
Vanguard	Vanguard Small Cap Growth I	6,206,832
Vanguard	Vanguard Institutional Index I	16,635,226
Dimensional Fund Advisors	DFA Global Real Estate	4,441,929
*Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N	31,263,556
*Wells Fargo Bank, N.A.	Short Term Investment Fund S	716,174
Various – Other	Self-directed brokerage accounts	1,549,357
*Participant loans	Various maturities and interest rates ranging from 4.25% to 9.25%	6,256,645
		$196,013,239

*Party in interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 27, 2016
Date
NOW Inc. 401(k) and Retirement Savings Plan

/s/ Daniel L. Molinaro
Daniel L. Molinaro
Member of the NOW Inc. Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm